Exhibit 99.3

Antalpha to Hold Extraordinary General Meeting on July 21, 2025

SINGAPORE, June 20, 2025 (GLOBE NEWSWIRE) — Antalpha Platform Holding Company (NASDAQ: ANTA) (“Antalpha” or the “Company”), a leading fintech platform serving the Bitcoin mining ecosystem, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 2:00 p.m. (Hong Kong time) on July 21, 2025 at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong.

A proposal to increase the Company’s authorized share capital will be submitted to the Company’s shareholders to be considered and voted upon at the EGM. If the proposal is approved by an ordinary resolution of the shareholders, the authorized share capital of the Company will be increased from “US$50,000 divided into 50,000,000 Ordinary Shares of a par value of US$0.001 each” to “US$62,500 divided into 62,500,000 Ordinary Shares of a par value of US$0.001 each” by the creation of an additional 12,500,000 Ordinary Shares of a par value of US$0.001 each to rank pari passu in all respects with the existing shares.

A proposal to re-designate the Company’s ordinary shares into Class A Ordinary Shares and Class B Ordinary Shares will be submitted to the Company’s shareholders to be considered and voted upon at the EGM. If the proposal is approved by a special resolution of the shareholders, (a) 59,375,000 authorized Ordinary Shares (including the 23,677,500 issued Ordinary Shares) of a par value of US$0.001 each in the capital of the Company will be re-designated as Class A Ordinary Shares, and (b) 3,125,000 authorized but unissued Ordinary Shares of a par value of US$0.001 each in the capital of the Company will be re-designated as Class B Ordinary Shares (the “Share Re-designation”), such that immediately following the Share Re-designation, the authorized share capital of the Company will be US$62,500 divided into 62,500,000 Ordinary Shares of a par value of US$0.001 each, comprising of (i) 59,375,000 Class A Ordinary Shares (including 23,677,500 issued Class A Ordinary Shares) of a par value of US$0.001 each (the “Class A Ordinary Shares”), and (ii) 3,125,000 Class B Ordinary Shares of a par value of US$0.001 each (the “Class B Ordinary Shares”).

A proposal to amend and restate the Company’s existing memorandum and articles of association to reflect the variation of the Company’s authorized share capital will be submitted to the Company’s shareholders to be considered and voted upon at the EGM. If the proposal is approved by a special resolution of the shareholders, the Company’s Amended and Restated Memorandum of Association and Articles of Association will be amended and restated by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association in the form as attached to the EGM notice as Exhibit A (the “Amended M&AA”), and the authorized share capital of the Company will be US$62,500 divided into 62,500,000 Ordinary Shares of a par value of US$0.001 each comprising of (i) 59,375,000 Class A Ordinary Shares of a par value of US$0.001 each, and (ii) 3,125,000 Class B Ordinary Shares of a par value of US$0.001 each, with the rights attaching to such shares as set out in the Amended M&AA, including that each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Share under any circumstances, and each Class B Ordinary Share is entitled to twenty (20) votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof.

A proposal to grant the Chairperson of the board of directors and Chief Executive Officer of the Company, one or more awards under the Company’s 2024 Share Incentive Plan will be submitted to the Company’s shareholders to be considered and voted upon at the EGM. If the proposal is approved by an ordinary resolution of the shareholders, the Company will be authorized to grant the Founder awards under the Company’s 2024 Share Incentive Plan (as may be amended from time to time), in the form of options, restricted share units or other types, to acquire an aggregate of up to 1,500,000 Class B Ordinary Shares, of which the first 750,000 Class B Ordinary Shares shall vest only upon the Company achieving a market capitalization of at least US$1 billion, and the remaining 750,000 Class B Ordinary Shares shall vest only upon the Company achieving a market capitalization of at least US$2 billion, as an incentive for his continued service and to align his interests with those of the Company and its shareholders.

A proposal for the Company to adopt a treasury management plan will be submitted to the Company’s shareholders to be considered and voted upon at the EGM. If the proposal is approved by an ordinary resolution of the shareholders, the Company will adopt the treasury management plan in the form as attached to the EGM notice as Exhibit B for the purposes of improving the treasury management of the Company, and the Company and its board of directors be authorized to take all actions as may be necessary for the purposes of carrying out such treasury management plan, including issuing ordinary shares or other securities to raise funds to acquire digital gold, or acquiring digital gold through its subsidiaries and/or investees, which may include publicly listed companies, from time to time for purposes of carrying out such treasury management plan.

The Board has fixed the close of business on June 20, 2025 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, to attend, and to vote at, the EGM or any adjourned or postponed meeting thereof. Holders of record of the Company’s ordinary shares, par value US$0.001 per share, at the close of business on the Record Date are entitled to notice of, and to vote at, the EGM or any adjournment or postponement thereof. The notice of the EGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Company’s website at ir.antalpha.com.

About Antalpha

Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. As the primary lending partner of Bitmain, Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

Contacts

Investor Relations: ir@antalpha.com